Law Offices

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

(215) 564-8000

Direct Dial (215) 564-8198

December 27, 2019

VIA EDGAR SUBMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: AlphaCentric Prime Meridian Income Fund (“Registrant”)

File Nos. 333-216033 and 811-23230

Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Registrant, submitted herewith via the EDGAR system, is Pre-Effective Amendment No. 4 filed under the Securities Act of 1933, and Amendment No. 4 filed under the Investment Company Act of 1940 (“1940 Act”), to Registrant’s Registration Statement on Form N-2 (the “Pre-Effective Amendment”).

The Pre-Effective Amendment is being filed for the purposes of incorporating disclosure changes, including changes made in response to comments received from the Staff of the U.S. Securities and Exchange Commission on Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 and described in the comment response letter filed December 23, 2019. The Pre-Effective Amendment also includes the initial seed money financial statements and related auditor report.

A request to accelerate the effectiveness of the Registration Statement to a date prior to the calendar year-end will be separately filed on behalf of the Registrant.

Please direct questions and comments relating to this filing to me at the above telephone number, or in my absence, to Nicole Simon at (212) 812-4137.

Sincerely,

/s/ Michael P. O’Hare

Michael P. O’Hare, Esquire